EXHIBIT 99.1

August 29, 2012

Immediate Report – Bezeq Decides to Broaden the Deployment of Optical Fibers

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

On August 29, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”), announced that the Company’s Board of Directors decided to broaden the deployment of the optical fibers so that they will arrive as close as possible to the customers (FTTH/FTTB), to form the basis for future supply of advanced communication services and with greater bandwidth than currently provided.

The Company will perform a detailed planning of the project, pilot programs and purchase of optical fibers and advanced optic technologies.

The project will be executed modularly. The Company will regularly examine the scope and the outline of the project and the need for their update due to, among other reasons, the maturation of new relevant technologies and the development of customers’ needs.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.